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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

TRM CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872636105
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,997,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,997,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,997,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.6%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,124,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,124,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,124,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,124,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,124,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,124,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,124,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,124,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,124,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	872636105

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D, which amends the Amendment No. 2 to Schedule 13D dated April 24, 2008, relates to the shares of common stock of TRM Corporation, an Oregon corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 and Rule 13d-2, as applicable, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 5208 N.E. 122nd Avenue, Portland, Oregon 97230.

Item 2.	Identity and Background.

(a)
This Amendment No. 3 to Schedule 13D is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”), the Master Fund, Steven G. Lampe (“Lampe”), a managing member of LC&C, and Richard F. Conway (“Conway”), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the “Reporting Persons”).

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Amendment No. 3 to Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares.  LC&C disclaims beneficial ownership of the shares except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares.  Each of Lampe and Conway disclaims beneficial ownership of the shares except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A.

Item 4.	Purpose of Transaction.

This Schedule 13D is being filed as certain of the Reporting Persons have entered into an Assignment and Acceptance agreement (the “Assignment and Acceptance”) and an Assignment of Warrant agreement (the “Assignment of Warrant”), which is described in more detail in Item 6 below. Through the Assignment and Acceptance and the Assignment of Warrant the Master Fund irrevocably sold, assigned and transferred to a third party the right to certain notes and warrants of the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b)any extraordinary corporate transaction involving the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in items (a) through (f) of the preceding paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares or may determine to sell or otherwise dispose of all or some of its holdings of shares.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 14,997,903 shares, constituting 42.6% of the shares of the Issuer based upon 35,235,619* shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 14,997,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 14,997,903 shares.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 15,124,903 shares, constituting 42.9% of the shares of the Issuer based upon 35,235,619* shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 15,124,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 15,124,903 shares.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 15,124,903 shares, constituting 42.9% of the shares of the Issuer based upon 35,235,619* shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 15,124,903 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 15,124,903 shares.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 15,124,903 shares, constituting 42.9% of the shares of the Issuer based upon 35,235,619* shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 15,124,903 Shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 15,124,903 shares.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

*The number of outstanding shares is based on the 21,485,619 shares the Issuer reported outstanding as of May 12, 2008 , adjusted for warrants held by the Reporting Persons.

(c)
For information regarding any transactions in the Shares effected by the Reporting Persons during the past 60 days, please see Annex B attached hereto.  Such transaction was consumated as per the Assignment of Warrant.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in more detail in Amendment No. 2 to this Schedule 13D filed on April 24, 2008, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Master Fund and LC&C entitling the Master Fund and LC&C to certain notes and warrants of the Issuer.

On May 30, 2008, the Master Fund entered into an Assignment and Acceptance with a third party.  Pursuant to the terms of the Assignment and Acceptance, the Master Fund assigned 10% of the notes to the Issuer ($1,100,000) it received under the Purchase Agreement to a third party.

On May 30, 2008, the Master Fund entered into an Assignment of Warrant with a third party.  Pursuant to the terms of the Assignment of Warrant, the Master Fund assigned 10% of the warrants (1,250,000) it received under the Purchase Agreement to a third party.

The Purchase Agreement is described in more detail in the Issuer’s Form 8-K filed on April 23, 2008.

Other than the Purchase Agreement, Assignment and Acceptance and Assignment of Warrant, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.                    Material to be Filed as Exhibits

1. Joint Filing Agreement, by and among the Reporting Persons, dated June 4, 2008.
2. Assignment and Acceptance Agreement between LC Capital Master Fund, Ltd and a third party.
3. Assignment of Warrant between LC Capital Master Fund, Ltd and a third party.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2008

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe Name: Steven G. Lampe
By: /s/ Richard F. Conway Name: Richard F. Conway

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                             Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Advanced Fund Administration (Cayman) Ltd. Zephyr House 122 Mary Street P.O. Box 1748 George Town, Grand Cayman KY1-1109 Cayman Islands	Director

Annex B

LC Capital Master Fund, Ltd.

Trade Date	No. of Warrants Purchased (Sold)	Price per Share ($)

5/30/2008	(1,250,000)	(1)

(1)  The warrants were assigned as per an agreement with a third party.

Exhibit 1

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D amendment is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 4, 2008
LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

SK 02979 0001 888972

Exhibit 2

ASSIGNMENT AND ACCEPTANCE

This Assignment and Acceptance (the “Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between the Assignor identified in item 1 below (the “Assignor”) and the Assignee identified in item 2 below (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Securities Purchase Agreement identified below (as amended from time to time, the “Securities Purchase Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Securities Purchase Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Purchaser under the Securities Purchase Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Purchaser) against any Person, whether known or unknown, arising under or in connection with the Securities Purchase Agreement, any other documents or instruments delivered pursuant thereto or the transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by the Assignor to the Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Each such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Acceptance, without representation or warranty by the Assignor.

1.	Assignor:	LC Capital Master Fund, Ltd

2.	Assignee[s]:	Cadence Special Holdings II, LLC

3.	Issuer:	TRM Corporation, an Oregon corporation

4.	Administrative Agent:	Lampe, Conway & Co., LLC, as the administrative agent under the Securities Purchase Agreement

5.	Securities Purchase Agreement:
That certain Securities Purchase Agreement dated as of April 18, 2008 among TRM Corporation, as the Issuer, the Purchaser parties thereto, and Lampe, Conway & Co., LLC, as Administrative Agent and Collateral Agent for the Purchasers

6.	Assigned Interest:	10%

Assignor	Assignee	Aggregate Amount of Notes for all Purchasers	Amount of Notes Assigned	Percentage Assigned of Notes
LC Master Capital Fund, Ltd		$ 11,000,000	$ 1,100,000	10%

7.	Trade Date:	May ___, 2008

Effective Date: May ___, 2008.

The terms set forth in this Assignment and Acceptance are hereby agreed to:

ASSIGNOR
LC CAPITAL MASTER FUND, LTD.

By:
Title:

ASSIGNEE
CADENCE SPECIAL HOLDINGS II, LLC

By:
Title:

Consented to and Accepted:

LAMPE, CONWAY & CO., LLC, as
Administrative Agent

By:
Title:

Consented to:

TRM CORPORATION

By:
Title:

ANNEX 1

TRM CORPORATION
SECURITIES PURCHASE AGREEMENT

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ACCEPTANCE

1.        Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Securities Purchase Agreement or any other Transaction Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Transaction Documents or any collateral thereunder, (iii) the financial condition of the Issuer, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Transaction Document or (iv) the performance or observance by the Issuer, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Transaction Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Purchaser under the Securities Purchase Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Securities Purchase Agreement as a Purchaser thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Purchaser thereunder, (iii) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (iv) it has received a copy of the Securities Purchase Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 3.05 or 5.04 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase the Assigned Interest, (v) it has, independently and without reliance upon the Administrative Agent or any other Purchaser and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase the Assigned Interest, and (vi) if it is a Foreign Purchaser, attached to the Assignment and Acceptance is any documentation required to be delivered by it pursuant to the terms of the Securities Purchase Agreement, duly completed and executed by the Assignee; (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Purchaser, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Transaction Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Transaction Documents are required to be performed by it as a Purchaser; and (c) makes to the Issuer (as defined in the Securities Purchase Agreement) and the Assignor, except as set forth on Schedule 1.2 hereto, each of the representations and warranties set forth in Article VII of the Securities Purchase Agreement.

2.           Payments. From and after the Effective Date, the Issuer shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.           Right of First Refusal. With respect to any transfer, sale or assignment by the Assignee (or any of its affiliates) (as applicable, the “Transferor”) of the Assigned Interest (other than to the Assignee or an affiliate of the Transferor or the Assignee):

(a)        If the Transferor shall have received a bona fide offer or offers from one or more parties (other than the Assignee or any affiliate of Assignee or Transferor) (a “third party” or “third parties”) to purchase all or any portion of its Assigned Interest (the “Covered Interest”) then, prior to selling such Covered Interest to such third party or parties, the Transferor shall deliver to the Assignor a letter (an “Offer Letter”) signed by such Transferor setting forth the following information: (i) the name of such third party or parties, including with respect to a partnership or corporation to the extent commercially reasonable, the names of all general partners and all limited partners or stockholders owning more than ten percent (10%) of any class of its partnership interest or capital stock, as the case may be; (ii) the purchase price offered by such third party or parties; (iii) all material terms and conditions contained in the offer of such third party or parties; (iv) such Transferor’s offer (irrevocable by its terms for 10 Business Days following (x) in the case of a cash offer, the receipt of the Offer Letter and (y) in the case of an offer for other than cash, the determination of the fair market value (as determined in the reasonable discretion of the Assignor) of such offer in accordance with this Section 3 (such period, the “Offer Period”)) to sell to the Assignor (for itself or any of its affiliates) up to a portion of such Covered Interest, for the same purchase price, and on the same terms and conditions, as contained in the offer of the third party or parties (the “Offer”); and (v) closing arrangements and, to the extent such date is determinable, a closing date (which in all cases shall be a date that is not less than 15 days following the date of such letter in the event of an offer for cash and the date that is 15 days following the determination of the fair market value of such offer in accordance with this Section 3 in the case of an offer for other than cash) for any purchase and sale that may be effected by the Assignor or any of its assignees, pursuant to this Section 3. During the Offer Period, the Assignor and its affiliates shall have the right to purchase the Covered Interest for the same price and on economically equivalent terms and conditions as set forth in the Offer. Notwithstanding anything to the contrary herein, if the Offer is other than for all cash, the right to purchase the Covered Interest hereunder shall be exercisable only in cash at the fair market value of the securities (in the manner set forth below if common stock or securities convertible into common stock) or other property which constitute the Offer.

(b)        (i) If the Assignor (for itself or any of its affiliates) accepts in writing the Offer to purchase all or any portion of the Covered Interests (the “Accepted Interest”), the closing of the purchase and sale pursuant to such acceptance shall take place at the offices of the Issuer on the date set forth in the Offer Letter, or at such other place or on such other date as the applicable parties may agree or such later date as may be necessary to obtain any required regulatory approvals. In connection with such purchase and sale, each party shall execute and deliver all agreements, certificates and other documentation reasonably requested by, and in form and substance satisfactory to, the other party to effect the purchase of the Accepted Interest hereunder. (ii) To the extent that, upon the expiration of the Offer Period, the Assignor (for itself or its affiliates) does not exercise its right to purchase the Covered Interests pursuant to this Section 3, the Transferor may sell such Covered Interest to such third party or parties for the purchase price and on the other terms and conditions contained in such Offer. Prior to consummating any such sale, the Transferor shall, upon request from the Assignor, provide the Assignor with reasonable supporting documentation with respect to the terms and conditions of any such sale to a third party so as to demonstrate such Transferor’s compliance with the provisions of the preceding sentence. If such sale has not been completed within 180 days after the expiration of the Offer Period, the Covered Interest covered by such Offer may not thereafter be sold by such Transferor unless such Transferor complies again with the procedures set forth in this Section 3.

(c)         If any equity securities (common stock or securities convertible into common stock) are to be sold as a unit along with the Covered Interest, the purchase price for the equity securities sold in such sale will be determined by valuing the equity securities on an as-converted-to-common-stock basis and then calculating the then-existing trading price (on a volume-weighted average basis determined on the ten trading days prior to the date of the sale of the Covered Interest). The purchase price for the Covered Interest will then be determined by subtracting the value of the equity securities (as determined by the foregoing sentence) from the aggregate purchase price paid for the unit.

4.           General Provisions. This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance. This Assignment and Acceptance shall be governed by, and construed in accordance with, the law of the State of New York.

SK 99999 0010 888983

Exhibit 3

ASSIGNMENT OF WARRANT

Subject to the terms and conditions set forth below and for value received, LC Capital Master Fund, Ltd. (the “Assignor”) hereby sells, assigns and transfers unto Cadence Special Holdings II, LLC (“Assignee”) 10% of the attached Warrant (the “Assigned Interest”), together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ to transfer said percentage of said Warrant on the books of TRM Corporation, an Oregon corporation, with full power of substitution in the premises.

(a)        New Warrant Certificate. A new Warrant is to be issued in the name of the undersigned for the balance of said Warrant not assigned hereby.

(b)        Right of First Refusal. With respect to any transfer, sale or assignment by the Assignee (or any of its affiliates) (as applicable, the “Transferor”) of the Assigned Interest (other than to the Assignee or an affiliate of the Transferor or the Assignee):

(i) If the Transferor shall have received a bona fide offer or offers from one or more parties (other than the Assignee or any affiliate of Assignee or Transferor) (a “third party” or “third parties”) to purchase all or any portion of its Assigned Interest (the “Covered Interest”) then, prior to selling such Covered Interest to such third party or parties, the Transferor shall deliver to the Assignor a letter (an “Offer Letter”) signed by such Transferor setting forth the following information: (i) the name of such third party or parties, including with respect to a partnership or corporation to the extent commercially reasonable, the names of all general partners and all limited partners or stockholders owning more than ten percent (10%) of any class of its partnership interest or capital stock, as the case may be; (ii) the purchase price offered by such third party or parties; (iii) all material terms and conditions contained in the offer of such third party or parties; (iv) such Transferor’s offer (irrevocable by its terms for 10 Business Days following (x) in the case of a cash offer, the receipt of the Offer Letter and (y) in the case of an offer for other than cash, the determination of the fair market value (as determined in the reasonable discretion of the Assignor) of such offer in accordance with this Paragraph (b) (such period, the “Offer Period”)) to sell to the Assignor (for itself or any of its affiliates) up to a portion of such Covered Interest, for the same purchase price, and on the same terms and conditions, as contained in the offer of the third party or parties (the “Offer”); and (v) closing arrangements and, to the extent such date is determinable, a closing date (which in all cases shall be a date that is not less than 15 days following the date of such letter in the event of an offer for cash and the date that is 15 days following the determination of the fair market value of such offer in accordance with this Paragraph (b) in the case of an offer for other than cash) for any purchase and sale that may be effected by the Assignor or any of its assignees, pursuant to this Paragraph (b). During the Offer Period, the Assignor and its affiliates shall have the right to purchase the Covered Interest for the same price and on economically equivalent terms and conditions as set forth in the Offer. Notwithstanding anything to the contrary herein, if the Offer is other than for all cash, the right to purchase the Covered Interest hereunder shall be exercisable only in cash at the fair market value of the securities (in the manner set forth below if common stock or securities convertible into common stock) or other property which constitute the Offer.

(ii)        (y) If the Assignor (for itself or any of its affiliates) accepts in writing the Offer to purchase all or any portion of the Covered Interests (the “Accepted Interest”), the closing of the purchase and sale pursuant to such acceptance shall take place at the offices of the Issuer on the date set forth in the Offer Letter, or at such other place or on such other date as the applicable parties may agree or such later date as may be necessary to obtain any required regulatory approvals. In connection with such purchase and sale, each party shall execute and deliver all agreements, certificates and other documentation reasonably requested by, and in form and substance satisfactory to, the other party to effect the purchase of the Accepted Interest hereunder. (z) To the extent that, upon the expiration of the Offer Period, the Assignor (for itself or its affiliates) does not exercise its right to purchase the Covered Interests pursuant to this Paragraph (b), the Transferor may sell such Covered Interest to such third party or parties for the purchase price and on the other terms and conditions contained in such Offer. Prior to consummating any such sale, the Transferor shall, upon request from the Assignor, provide the Assignor with reasonable supporting documentation with respect to the terms and conditions of any such sale to a third party so as to demonstrate such Transferor’s compliance with the provisions of the preceding sentence. If such sale has not been completed within 180 days after the expiration of the Offer Period, the Covered Interest covered by such Offer may not thereafter be sold by such Transferor unless such Transferor complies again with the procedures set forth in this Paragraph (b).

(iii)           If any debt securities or loans are to be sold as a unit along with the Covered Interest, the purchase price for the equity securities sold in such sale will be determined by valuing the equity securities on an as-converted-to-common-stock basis and then calculating the then-existing trading price (on a volume-weighted average basis determined on the ten trading days prior to the date of the sale of the Covered Interest). The purchase price for the debt securities so sold will then be determined by subtracting the value of the Covered Interest (as determined by the foregoing sentence) from the aggregate purchase price paid for the unit.

(c)     The undersigned hereby agrees that it will not sell, assign, or transfer the right, title and interest in and to the Warrant unless applicable federal and state securities laws have been complied with.

Dated: May ___, 2008

LC Capital Master Fund, Ltd.

By:
Name:
Title:

Agreed and accepted as of May ___, 2008:

Cadence Special Holdings II, LLC

By:
Name:
Title:

SK 99999 0010 888982